EXHIBIT III

                        UNITED STATES DISTRICT COURT
                  FOR THE EASTERN DISTRICT OF PENNSYLVANIA

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ALLIEDSIGNAL INC.,                             :
                                               :
                               Plaintiff,      :
                                               :
                   - against -                 :  C.A. No.  98-CV-4058
                                               :
AMP INCORPORATED,                              :
                                               :
                               Defendant.      :
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            MEMORANDUM IN SUPPORT OF ALLIEDSIGNAL'S SUPPLEMENTAL
              MOTION FOR SUMMARY JUDGMENT AND FOR AN IMMEDIATE
              DECLARATORY JUDGMENT AND PRELIMINARY INJUNCTION



          AMP has now openly declared war on its shareholders.

          On Friday, September 18, 1998, AMP Incorporated ("AMP") announced its most direct attack yet on AMP's shareholders' fundamental right to control the affairs of their corporation. To prevent a meaningful vote on AlliedSignal Inc.'s ("AlliedSignal's") recent Shareholder Rights Proposal, AMP has amended its Shareholder Rights Agreement (the "poison pill") so that, if the Shareholder Rights Proposal is approved, no one -- not existing directors, not newly elected directors, not the shareholders or their agents -- would be able to redeem or amend the pill.(FN1) This "nullification provision" is illegal both because it attempts to abrogate the shareholders' right to vote and also because it is fundamentally and irreconcilably in conflict with Article VII of AMP's Articles of Incorporation and Section 1721 of the Pennsylvania Business Corporation Law (the "PBCL"), each of which gives clear and unfettered authority to AMP's shareholders to reallocate the authority and responsibility of AMP's board of directors, including the board's authority and responsibility with respect to a poison pill.

------------------------

1 AMP's newly announced amendments to its poison pill are attached hereto at Exhibit A.

          AMP has repeatedly used its poison pill to limit the rights of its shareholders to elect directors and to amend the bylaws. When AlliedSignal initially made its tender offer and announced its consent solicitation to permit shareholders to add 17 additional, new directors to AMP's board, AMP amended its poison pill so that the pill could not be amended or redeemed if the nominees were elected. This was a direct attack on the voting rights of shareholders who overwhelmingly support AlliedSignal's acquisition of AMP -- by September 11, 72% of AMP's outstanding shares had been tendered.

          When AlliedSignal amended its consent solicitation to include a Shareholder Rights Proposal that would vest all powers with respect to the poison pill in agents approved by the shareholders, AMP amended the poison pill again -- this time to provide that the poison pill would not be amendable and the rights would not be redeemable if AMP's own shareholders voted to amend the bylaws in the manner proposed by AlliedSignal.

          In addition, on September 18, 1998, AMP reduced the "trigger percentage," i.e., the percentage of outstanding shares that must be owned by a potential acquiror to trigger the poison pill, from 20% to 10%. This "trigger reduction" is yet another example of how AMP continues to change the rules of the game to manipulate the outcome of AlliedSignal's tender offer and consent solicitation.(FN2)

------------------------

2 The trigger reduction gave AlliedSignal no choice but to reduce the amount of its planned purchase from 18% to 9% of AMP's shares. AMP timed its action in such a way that AlliedSignal could not obtain judicial relief on the trigger reduction in time to buy and become the record owner of the shares before the October 15 record date for its consent solicitation. AlliedSignal, therefore, is not asking for a specific declaration of illegality with respect to the trigger reduction. AMP's conduct in this regard is relevant, however, to the balance of the equities that the Court must consider in deciding whether a preliminary injunction should issue. See below at pp. 13-15.

          On September 14, 1998, AlliedSignal filed a motion seeking summary judgment on its claims concerning AMP's original nonredemption provision.(FN3) AlliedSignal is now filing this Supplemental Motion seeking a declaratory judgment that AMP's nullification provision is also unlawful or, in the alternative, a preliminary injunction preventing enforcement of that provision.

------------------------

3 AlliedSignal's Motion for Summary Judgment and for an Immediate Declaratory Judgment and Preliminary Injunction ("AlliedSignal's Initial Motion"). AlliedSignal's Memorandum in support of its Initial Motion will be referred to throughout as "AlliedSignal's Initial Brief."


                           PRELIMINARY STATEMENT

          In AMP's battle with its shareholders for control of the company, AMP's board has arrogated to itself the purported authority to limit the powers that can be exercised by its shareholders and is attempting to manipulate the shareholder vote on AlliedSignal's Consent Solicitation. AMP's board has it backwards. Under Pennsylvania law and fundamental corporate governance principles, the shareholders have the power to elect directors and to limit, modify or even remove their powers, not the other way around. Indeed, directors have the authority to make decisions regarding a company owned by the shareholders (and not the directors) because the directors are the shareholders' agents and elected representatives. See IBS Financial Corp. v. Seidman & Assoc. L.L.C., 136 F.3d 940, 949 (3d Cir. 1998) (under corporate governance theory, the shareholder franchise is what "legitimates the exercise of power by [directors and officers] over vast aggregations of property that they do not own.") (internal quotation omitted).

          Pennsylvania law could not be clearer on this point. Section 1721 of the PBCL provides that ALL of the powers of the board, including those relating to poison pills, are subject to the ultimate authority of the shareholders to limit or otherwise modify these powers through a shareholder-adopted bylaw. The PBCL similarly makes clear that shareholders can remove powers from the board and place them in the hands of "such person or persons as shall be provided in the bylaws." PBCL ss. 1721.

          Pursuant to this authority, AlliedSignal recently proposed that AMP's shareholders vest all powers with respect to AMP's poison pill in shareholder-approved agents who would amend the poison pill to make it inapplicable to any transaction approved by a majority of the shareholders (the "Shareholder Rights Proposal"). Thus, the Shareholder Rights Proposal gives AMP's shareholders a choice: (1) if they are dissatisfied with the board's decisions on the poison pill, they can exercise their statutory authority and vote for the Shareholder Rights Proposal; or (2) if they are satisfied with the board's decisions, they can vote against the Shareholder Rights Proposal.

          The nullification provision, however, operates to take from shareholders the statutory authority to choose which persons will exercise corporate powers. Under the nullification provision, if shareholders vote to vest all powers with respect to the poison pill in shareholder-approved agents, at that moment, those agents will become powerless to amend or redeem the pill. In essence, AMP's directors have told the shareholders that if the board does not have the right to make decisions on the poison pill, no one will. Under the express provisions of Pennsylvania law as set forth in Section 1721 of the PBCL and as set forth in the Company's Articles, the shareholders, not the directors, determine such an allocation of power between the shareholders and the directors.

          Moreover, by effectively abrogating any vote on the Shareholder Rights Proposal, the nullification provision disenfranchises AMP's shareholders. Indeed, AMP's nullification provision is particularly draconian because it not only nullifies the shareholder vote, but effectively punishes AMP's shareholders if they vote for the Shareholder Rights Proposal by precluding a merger with AlliedSignal or anyone else for the remaining life of the poison pill.

          AMP's nullification provision and poison pill trigger reduction are merely the latest tactics in the board's unrelenting campaign to wrest control of the company from its rightful owners:

     . THE DEAD HAND POISON PILL. When AlliedSignal made its initial tender offer to pay $44.50 in cash for all outstanding AMP shares, AMP's directors would not even talk to AlliedSignal about the offer. They chose instead to stand behind AMP's "dead hand" poison pill, which they hoped would end AlliedSignal's efforts to obtain control of the company.

     . DELAY OF THE SHAREHOLDERS' RIGHT TO ACT BY CONSENT. When AlliedSignal made a formal request for an August 31, 1998, record date for the shareholders to vote on AlliedSignal's tender offer and consent solicitation, AMP chose instead, and for no legitimate reason, to provide a record date of October 15, 1998, thereby delaying any shareholder action for 45 days.

     . THE NONREDEMPTION PROVISION. When AlliedSignal announced its consent solicitation to allow shareholders who were dissatisfied with the current board to add 17 new directors (the "Nominees"), AMP implemented the "nonredemption provision" so that its poison pill could not be amended or redeemed if the Nominees were elected.

     . THE NULLIFICATION PROVISION. When AlliedSignal amended its consent solicitation to add the Shareholder Rights Proposal, AMP expanded the nonredemption provision so that the poison pill could not be amended or redeemed if the Shareholder Rights Proposal was approved.

     . THE TRIGGER REDUCTION. When AlliedSignal amended its tender offer so that it could pay shareholders $44.50 for 18% of their shares now without triggering the poison pill, AMP reduced the trigger percentage from 20% to 10%. In doing so, AMP effectively cut in half the number of shares AlliedSignal can buy without triggering the pill and took away from shareholders approximately $900 million, that they would have received within two weeks.

          In short, at each step in this process, AMP has changed the rules of the game by unilaterally amending the poison pill to deprive its own shareholders of any meaningful choice. The cumulative effect of AMP's conduct has been to entrench AMP's current board and to eliminate its accountability to shareholders. See Steven M.H. Wallman, The Proper Interpretation Of Corporate Constituency Statutes And Formulation Of Director Duties, 21 Stetson L. Rev. 163, 190 (1991) (draftsman of the antitakeover provisions of the PBCL explains that the discretion granted to directors by the antitakeover provisions is ultimately checked by the shareholder franchise: "[S]hareholders have exclusive access to the corporate election machinery. If the shareholders do not agree with how the corporation is run, they are empowered to replace the directors.").

          In discussing the Shareholder Rights Proposal, AlliedSignal's Initial Brief predicted that, based on its conduct to date, AMP's board would "go to any length necessary, including actions that are clearly ultra vires, to deprive shareholders of their right to cast a meaningful vote and determine the future of the company they own." AlliedSignal's Initial Brief at 33. That prediction has now proven true.

                                  ARGUMENT

I. ALLIEDSIGNAL IS ENTITLED TO SUMMARY JUDGMENT DECLARING THAT THE NULLIFICATION PROVISION IS INVALID

          AlliedSignal is entitled to summary judgment declaring that AMP's nullification provision is illegal and invalid. The material facts, which are not subject to dispute, establish that AlliedSignal is entitled to judgment as a matter of law on a number of independent grounds. First, the nullification provision strips shareholders of powers expressly granted to them by the PBCL. Second, as an extension of the nonredemption provision that is the subject of AlliedSignal's Initial Motion, the nullification provision is unlawful for the same reasons: it deprives shareholders of their voting rights and limits the discretion of future boards of directors.

     A. THE NULLIFICATION PROVISION IS AN ATTEMPT TO TAKE RIGHTS FROM AMP SHAREHOLDERS THAT ARE EXPRESSLY GRANTED TO THEM BY AMP'S ARTICLES AND BYLAWS AND THE PBCL

          The PBCL explicitly grants to shareholders the authority to remove powers from the board of directors and place them in the hands of other persons. See AlliedSignal's Initial Brief at 3, 15-16, 30-33. Section 1721 of the PBCL provides that the powers of a business corporation are to be exercised by the corporation's board of directors "[u]nless otherwise provided in...a bylaw adopted by the shareholders." The statute further provides that the corporate powers are to be exercised by the board or "by such person or persons as shall be provided in the bylaws." See also AMP's Articles of Incorporation, Art. VII (stating that "[e]xcept as otherwise provided . . . by Bylaws as the same may be amended from time to time, all corporate powers may be exercised by the Board of Directors").

          This same right is guaranteed to the shareholders by AMP's Articles of Incorporation. In 1989, AMP changed its state of incorporation from New Jersey to Pennsylvania, it did so expressly to take advantage of the antitakeover provisions of the PBCL. See 1989 Notice of Annual Meeting and Proxy Statement at 14, 32-33, attached at Exhibit B. To persuade its shareholders to approve this move from New Jersey to Pennsylvania, AMP's board assured shareholders that the new Articles of Incorporation and Bylaws would "continue provisions presently applicable to the Corporation under New Jersey law." Id. at 15. In particular, the directors proposed that the new Pennsylvania Articles of Incorporation specifically preserve the right given AMP's shareholders under New Jersey law to act by non-unanimous written consent through a consent solicitation. Id. at 16,
18. Now that AMP's shareholders are actually exercising their right to conduct a consent solicitation, AMP's board seeks to change the rules because it does not like the results.

          Thus, the PBCL and AMP's own Articles give shareholders -- and only shareholders -- the right to decide who should exercise the powers of the corporation. Here, with no authority to do so, AMP's board has acted to seize that right from its shareholders. In essence, the board has taken for itself the exclusive right to make decisions with respect to the poison pill. Although the shareholders may have the right to give such exclusivity to the board, the board has no basis to take it without a shareholder-adopted bylaw. Accordingly, AlliedSignal is entitled, as a matter of law, to a judgment declaring that the nullification provision is illegal.

     B. THE NULLIFICATION PROVISION IS AN ILLEGAL INTERFERENCE WITH AMP SHAREHOLDERS' RIGHT TO VOTE AND IS AN ILLEGAL RESTRAINT ON THE DISCRETION OF FUTURE AMP BOARDS

          As an extension of the nonredemption provision that was the subject of AlliedSignal's Initial Motion and Brief, the nullification provision is unlawful for the same reasons: it effectively disenfranchises AMP's shareholders, and it improperly restricts the discretion of AMP's board of directors.

          1.   THE DISENFRANCHISEMENT OF AMP'S SHAREHOLDERS

          The nullification provision disenfranchises shareholders by effectively preventing them from voting for the Shareholder Rights Proposal. Just as the original nonredemption provisions disenfranchised shareholders by preventing them from voting for directors who were willing and able to redeem the pill, the nullification provision similarly deprives shareholders of a meaningful choice. Under the nullification provision, a vote for the Shareholder Rights Proposal is meaningless because all power to amend or redeem the poison pill will be lost if and when that power is removed from the current board. In short, even if the Shareholder Rights Proposal is approved, the shareholder-appointed agents will not be able to do what shareholders appointed them to do -- amend the poison pill.

          As discussed in AlliedSignal's Initial Brief, neither Pennsylvania law nor general principles of corporate democracy permit directors to manipulate a shareholder vote or deny shareholders an effective choice. Indeed, under Pennsylvania law, AlliedSignal is entitled to relief to prevent the "fundamental unfairness" that results from any efforts by AMP to interfere with shareholders' voting rights. See PBCL ss. 1105; Norfolk Southern Corp. v. Conrail, Inc., Civ. Act. No. 96-7167 (E.D. Pa. Dec. 17, 1996) (enjoining conduct that created a "sham election" and deprived shareholders of a meaningful vote as "fundamentally unfair" under Pennsylvania law) (App. Ex. A-6 at 68-69); see also AlliedSignal's Initial Brief at 14-21, 28-29.

          Here, the nullification provision is just such an effort to interfere with the shareholders' franchise -- the board has deprived shareholders of any meaningful ability to vote on the Shareholder Rights Proposal. Such a direct disenfranchisement of AMP's shareholders is repugnant to Pennsylvania law and basic principles of corporate democracy.

          2.   THE UNLAWFUL RESTRAINT ON THE DISCRETION OF THE BOARD

          By enacting the nullification provision, AMP's present directors have illegally attempted to prevent anyone but the present directors from exercising power over the poison pill. Just like the nonredemption provision challenged in AlliedSignal's Initial Brief, the nullification provision, if triggered, removes all power to redeem or amend the poison pill from the board, or any other body vested with the board's powers. Thus, it effectively prevents consideration of any tender offer or merger proposal for as long as the poison pill remains in effect. As explained in AlliedSignal's Initial Brief (at 21-24), such an absolute bar to the consideration of future tender offers or merger proposals violates Pennsylvania law.(FN4)

------------------------

4 See ss. 1712(a) (imposing a duty of "reasonable inquiry, skill and diligence" upon directors). This same duty is imposed upon any other body that exercises the board's power pursuant to a shareholder-adopted bylaw. See Amended Committee Comment to ss. 1721 ("persons performing the duties of directors are to be treated in all respects as directors while performing those duties").

II.  ALLIEDSIGNAL IS ENTITLED TO A PRELIMINARY INJUNCTION AGAINST
     ENFORCEMENT OF THE NULLIFICATION PROVISION

          AlliedSignal's Initial Brief explains how the actions of the AMP board cause irreparable harm to AlliedSignal and to AMP's own shareholders as well as why the balance of the equities and the public interest favor an injunction. See AlliedSignal's Initial Brief at 24-30. Those points apply with even greater force to the nullification provision. In particular, the repeated attempts by AMP's board to interfere with the shareholder franchise create a real and irreparable risk that AMP shareholders will be discouraged from participating in AlliedSignal's consent solicitation.

          In addition, in balancing the equities, the Court should consider AMP's conduct in reducing its poison pill trigger from 20% to 10%. First, AMP's trigger reduction is illegal as a manipulation of the voting pool for the pending consent solicitation. AMP's board reduced the trigger to its poison pill less than four days after AlliedSignal announced its intention to amend its tender offer to purchase 18% of AMP's common stock. The trigger reduction gave AlliedSignal no choice but to reduce the amount of its planned purchase from 18% to 9% of AMP's shares (from 40 million shares to 20 million shares), taking away from AMP shareholders approximately $900 million.

          The result of the trigger reduction, however, is not only the loss of money to AMP shareholders, but also the manipulation of the shareholder vote. By changing the ground rules regarding the ownership of AMP shares before the October 15 record date for the consent solicitation, AMP's board effectively alters the electorate for the solicitation and interferes with the outcome of the vote.

          Indeed, courts have struck down amendments that reduce a poison pill trigger when they were "adopted in the heat of a proxy contest." See, e.g., Dynamics Corp. of America v. CTS Corp., 637 F. Supp. 389, 418 (N.D. Ill. 1986), aff'd, 794 F.2d 250 (7th Cir.), rev'd on other grounds, 481 U.S. 69 (1987). In Dynamics, for example, the court enjoined a trigger reduction from 20% to 15% that was "designed with the proxy contest in mind." Id. at 417.(FN5) See also Cooperstock v. Pennwalt Corporation, 820
F. Supp. 921, 924 (E.D. Pa. 1993) (citing with approval the Seventh Circuit's conclusion in Dynamics that poison pills such as the one at issue in that case "are suspect and subject to close scrutiny.") (citing Dynamics, 714 F.2d at 253-55). Here, AMP's reduction of the trigger from 20% to 10% is particularly egregious as the legislature has determined as a matter of policy that a 20% threshold is sufficient for antitakeover provisions.(FN6)

------------------------

5 Although the claim in Dynamics was that the directors had breached their fiduciary duties in reducing the poison pill trigger (a claim that AlliedSignal is not making in this case), the dispositive factor in the court's decision to issue an injunction was that the trigger was "adopted in the heat of a proxy battle, with no identifiable threat other than . . . vague fears" of a loss of corporate control. Dynamics, 637 F. Supp. at 418.

6 First, only a 20% shareholder (or a group acting in concert who in the aggregate hold 20% or more of the shares) is deemed a "controlling person or group" for purposes of subchapter E of the PBCL regulating control transactions. PBCL ss. 2543(a). Second, only a 20% shareholder of a corporation (or an affiliate of that corporation who was a 20% shareholder within the past five years) is an "interested shareholder" whose ability to engage in business combinations with the corporation is regulated by subchapter F of the PBCL. PBCL ss. 2553(a)(1). Third, only a transaction by which a person would acquire for the first time voting control of 20% or more (or various specified higher percentages) of a corporation's stock is a "control-share acquisition" regulated by subchapter G of the PBCL. PBCL ss. 2562.

          Not only is the trigger reduction unlawful, but AMP deliberately timed it to deprive AlliedSignal of an opportunity to seek judicial relief. AlliedSignal had a pending tender offer for 18% of AMP's shares. When AMP reduced the trigger to 10%, AlliedSignal was forced to reduce the number of shares it was seeking to buy at this stage to 9% (to avoid triggering the amended pill). Given the timing of AMP's trigger reduction, under federal law governing tender offers, AlliedSignal could not obtain judicial relief on the trigger reduction, amend its tender to buy additional shares, and accomplish the administrative tasks necessary to effectively become the record owners of these shares before the October 15 record date for its consent solicitation. Thus, AMP has successfully altered the voting population on the consent solicitation without this Court having an opportunity to issue appropriate relief.

          Indeed, by seeking to frustrate, first the election of new directors, and now the Shareholder Rights Proposal, AMP's board is trying to convince its shareholders that their votes are useless. If left unchecked, such coercion threatens to taint the voting process and work fundamental unfairness upon AMP's shareholders and AlliedSignal. Accordingly, for these reasons and those set forth in AlliedSignal's Initial Brief, AlliedSignal requests a preliminary injunction prohibiting AMP from enforcing the nonredemption provision and the nullification provision.

                                 CONCLUSION

          For the reasons set forth herein and in AlliedSignal's Initial Brief, AlliedSignal respectfully requests that its Initial Motion and Supplemental Motion be granted and that this Court enter summary judgment declaring that the nonredemption provision and the nullification provision are invalid. In the alternative, AlliedSignal respectfully requests that this Court enter a preliminary injunction, enjoining the effectiveness of the nonredemption provision and the nullification provision.

                                               Respectfully submitted,

                                                 /s/ Alexander R. Sussman
                                               ---------------------------
                                               Alexander R. Sussman
                                               Barry G. Sher
                                               Michael Rosenthal
                                               FRIED, FRANK, HARRIS,
                                                  SHRIVER & JACOBSON
                                               (A Partnership Including
                                               Professional Corporations)
                                               One New York Plaza
                                               New York, New York  10004-1980
                                               (212) 859-8000

                                                         and

                                                 /s/ Mary A. McLaughlin
                                               ---------------------------
                                               Mary A. McLaughlin
                                               George G. Gordon
                                               Joseph A. O'Connor
                                               DECHERT PRICE & RHOADS
                                               4000 Bell Atlantic Tower
                                               1717 Arch Street
                                               Philadelphia, PA  19103
                                               (215) 994-4000

Dated: September 18, 1998                      Attorneys for Plaintiff